Exhibit 99.4

WILDEBOER DELLELCE LLP

May 2, 2016

BY EMAIL

Ms. Sheree Ford

General Counsel and Corporate Secretary

InterOil Corporation

163 Penang Road

#06 – 02 Winsland House II

Singapore 238463

Dear Ms. Ford:

Re: InterOil Annual and Special Meeting

I refer to my letter to you of April 25, 2016, and my follow-up email of April 28, 2016, to your counsel, Stikeman Elliott, regarding our request for updates to the shareholder lists for InterOil Corporation (“InterOil”) previously provided to us.

As you know, the record date for the June 14, 2016 annual and special meeting (the “AGM”) was a week ago, April 25, 2016, and the Concerned InterOil Shareholders who submitted the requisition dated March 21, 2016 (the “Requisition”) are entitled under the Business Corporations Act (Yukon) (the “YCBA”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting issuer (“NI 54-101”) to receive current shareholder lists as of that date in order to exercise their right to solicit support for the resolutions placed on the AGM agenda in response to the Requisition. Therefore, kindly forward the updates to my email by the close of business in Whitehorse on Tuesday, May 3, 2016. If we have not received the updates by then, we will submit a request to the Supreme Court of Yukon on Wednesday, May 4, 2016 to order InterOil to produce the updates. The Concerned InterOil Shareholders would hope to avoid the mutual expense of another court proceeding in this matter, but will have no choice if InterOil fails to comply with its legal obligations under the YBCA and NI 54-101 in a timely fashion.

I also refer to our email and letters of April 21, 22 and 25, 2016, in which we requested on behalf of the Concerned InterOil Shareholders InterOil’s agreement on a set of protocols for the AGM to help ensure that the Concerned InterOil Shareholders are, among other matters, not unfairly disadvantaged in the process of receiving and counting proxies for voting on the resolutions proposed by the Requisition. Your responses of April 25 and 27, 2016 ignoring our request were disappointing.

In response, we note two important points. First, the agreement of the Concerned InterOil Shareholders to withdraw the earlier action in the Supreme Court of Yukon requesting a separate special meeting was in good faith and contingent, in part, upon InterOil’s agreement on meeting protocols. InterOil’s failure to even discuss this issue is in bad faith, we believe, and has disturbing implications for the conduct of the AGM on a fair and equitable basis. Second, InterOil’s position does not reflect best practices in corporate governance in the context of contested shareholder meetings. Among other benefits, agreed protocols can help reduce the chances of post-meeting procedural challenges and attendant costs for both parties and potential confusion for shareholders. The Concerned InterOil Shareholders urge InterOil to reconsider its position on the requested protocols.

Sincerely,

/s/ MARK WILSON

Mark Wilson

Encl.

cc.	Mr. Phil E. Mulacek
cc.	Mr. Perry Dellelce, Wildeboer Dellelce LLP
cc.	Mr. Al Wiens, Wildeboer Dellelce LLP
cc.	Ms. Meagan Hannam, Lamarche & Lang LLP
cc.	Mr. Christopher Nixon, Stikeman Elliott LLP
cc.	Mr. Ben Hudy, Stikeman Elliott LLP